

02005970



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2002
354
WASH, D.C.

ITED STATES
) EXCHANGE COMMISSION
ington, D.C. 20549

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SEC FILE NUMBER
8- 46811

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prudent Brokerage Associates

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1735 Market Street - Suite 3902
(No. and Street)

Philadelphia	PA	19103-7598
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward L. Snitzer 215-994-1062
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Isdaner & Company, LLC
(Name — if individual, state last, first, middle name)

Three Bala Plaza, Suite 501 West	Bala Cynwyd	PA	19004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward L. Snitzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Prudent Brokerage Associates, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Sworn to and subscribed before
me this 25th day of February 2002

[signature]
Signature

Partner
Title

[signature: Sylvia C. Brownstein]
Notary Public


NOTARIAL SEAL
SYLVIA C. BROWNSTEIN, Notary Public
City of Philadelphia, Phila. County
My Commission Expires Sept. 20, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISDANER &
COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

PRUDENT BROKERAGE ASSOCIATES

DECEMBER 31, 2001 AND 2000

THREE BALA PLAZA • SUITE 501 WEST • BALA CYNWYD • PENNSYLVANIA • 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • Email: isdanerllc.com

CONTENTS

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants

Partners
Prudent Brokerage Associates

We have audited the accompanying statements of financial condition of Prudent Brokerage Associates as of December 31, 2001 and 2000, and the related statements of income and partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prudent Brokerage Associates as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.



January 30, 2002

THREE BALA PLAZA ◦ SUITE 501 WEST ◦ BALA CYNWYD ◦ PENNSYLVANIA ◦ 19004-3484

(610) 668-4200 • Fax (215) ISDANER • Fax (610) 667-4329 • Email: isdanerllc.com

PRUDENT BROKERAGE ASSOCIATES

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash	$16,981	$15,823
Investment	20,100	20,100
	$37,081	$35,923

PARTNERS' CAPITAL

Partners' capital	$37,081	$35,923

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

STATEMENTS OF INCOME AND PARTNERS' CAPITAL

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenue	$ 1,158	$ 1,971
Net income	1,158	1,971
Partners' capital - beginning	35,923	33,952
Partners' capital - ending	$37,081	$35,923

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 1,158	$ 1,971
Net cash provided by operating activities	1,158	1,971
Cash flows from investing activities:		
Purchase of investment	-	(20,100)
Net cash used in investing activities	-	(20,100)
Net increase (decrease) in cash	1,158	(18,129)
Cash at beginning of year	15,823	33,952
Cash at end of year	$16,981	$15,823

The accompanying notes are an integral part of these statements.

PRUDENT BROKERAGE ASSOCIATES

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Partnership was formed to engage in the business of acting as a broker-dealer registered under the Securities Exchange Act of 1934.

NOTE 2 - INVESTMENT

The investment consists of 1,500 warrants of National Association of Securities Dealers, Inc., carried at cost. Management believes that such carrying amount does not exceed fair value.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1 and is required to maintain a minimum net capital of $5,000. A computation of net capital as of December 31, 2001 is as follows:

Partners' capital	$37,081
Less nonallowable assets	20,100
Net capital before haircuts on securities positions	16,981
Haircuts on securities:	
Liquid asset fund	340
Net capital under Rule 15c3-1	$16,641

A comparison of this computation of net capital to the corresponding computation prepared by Prudent Brokerage Associates and included in the unaudited Part II FOCUS Report filing as of the same date is as follows:

Net capital as reported in Company's Part II FOCUS Report (unaudited)	$16,641
Net capital per this report	$16,641

NOTE 4 - RESERVE REQUIREMENT

The Company had no accounts for customers. A calculation was not made of the reserve requirement under Rule 15c3-3 because the Company claims an exemption under Subsection (k)(1).

ISDANER & COMPANY, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5

Partners
Prudent Brokerage Associates

In planning and performing our audit of the financial statements of Prudent Brokerage Associates for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of

THREE BALA PLAZA ◦ SUITE 501 WEST ◦ BALA CYNWYD ◦ PENNSYLVANIA ◦ 19004-3484

(610) 668-4200 ◦ Fax (215) ISDANER ◦ Fax (610) 667-4329 ◦ Email: isdanerllc.com

internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



January 30, 2002